

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 26, 2021

Lainie Minnick
Managing Director
Black Creek Diversified Property Fund Inc.
518 Seventeenth Street
17th Floor
Denver, CO 80202

> **Re: Black Creek Diversified Property Fund Inc.**
> **Form S-11**
> **Filed January 19, 2021**
> **File No. 333-252212**

Dear Ms. Minnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher R. Stambaugh, Esq.